HYPERSCALE DATA, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

September 26, 2024

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:	Erin Donahue & Erin Purnell

Re:	Hyperscale Data, Inc., f/k/a Ault Alliance, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 30, 2024

File No. 333-281109

Dear Ms. Donahue and Ms. Purnell:

Hyperscale Data, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 23, 2024 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-1 (“Form S-1”) referenced above.

The Company’s response is numbered to correspond to the Staff’s comments and is being filed in conjunction with Amendment No. 1 to the Form S-1 (the “Amended S-1”). For your convenience, the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each comment.

Registration Statement on Form S-1, filed July 30, 2024

Company Overview, page 1

Comment No. 1. We note that BNC will offer Nile Tokens and Nile Coins. We also note that BNC will offer virtual goods such as virtual real estate and digital art. We have the following comments with respect to these items to be distributed by BNC:

•	Please provide a materially complete description of the digital assets, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as well as the availability of secondary markets. Please disclose whether there are any rights, services, or other benefits to which holders of the digital assets may be entitled, whether within the metaverse/gaming platform or otherwise. Please specifically address the company’s roles and, to the extent applicable, the roles of third parties.

BNC uses the term “digital assets” to describe the following items, none of which has any real-world implications, and none of which is an NFT:

•    Digital real estate;

•    Clothing items for avatars;

•    Custom avatars;

•    Skins for many things; and

•    Digital art.

Please note that (i) “avatar” refers to a player’s representation in the game world, (ii) the term “skins” refers to an overlay on top of an item such as a vehicle, or avatar or the like, and (iii) the term “Digital art” refers to artistic work that employs digital technology during the creation or presentation; for example, the digital arts are part of the animation, visual effects, and video game industries.

Further, the “digital assets” referenced in the disclosure refer to virtual goods and items that may exist within the BNC metaverse and can be bought, owned, and in some cases traded by players within that virtual environment. These digital assets are not based on blockchain technology and are not the same as non-fungible tokens (“NFTs”) or cryptocurrencies.

The digital assets in the BNC metaverse are essentially in-game items, such as virtual clothing, accessories, collectibles, or other goods that enhance players’ experiences within the metaverse. These items are designed to be used exclusively within the BNC platform and do not have any external market or real-world value outside of the game.

Players may acquire these digital assets through various means, such as in-game purchases, rewards for completing certain tasks or challenges, or by trading with other players within the metaverse. The ownership and transfer of these digital assets are managed by BNC’s internal systems and do not rely on decentralized blockchain ledgers like NFT’s or crypto currencies do.

To clarify, when the Company mentions “selling digital assets” on page 26, it is referring to the sale of these in-game virtual items to players within the BNC metaverse and not to the sale of NFT’s or any other blockchain-based digital assets. RiskOn does not presently have any intention to use NFT’s or crypto currencies in the platform, and does not have any mechanisms in place to do so.

As discussed elsewhere herein, BNC’s use of the term “digital assets” is not the typical one commonly used within the industry. As such, we respectfully request your concurrence that this comment is inapplicable.

•	Please supplementally provide us with the company’s legal analysis as to whether the digital assets are securities under Section 2(a)(1) of the Securities Act of 1933. Your analysis should address not only the digital assets themselves but also the operation of the platform through which they are minted and the development and operation of the metaverse.

The digital assets are not securities as defined under Section 2(a)(1). The term is obviously not included in the statute, but neither is a digital asset as we define the term a security as it fails to meet the definition under the Howie test, as no crypto currency is used, there is no blockchain involved and, most importantly, there is no market involved and therefore no ability for a gamer/player to make a profit.

•	To the extent that third parties will be able to mint the digital assets, please describe the internal processes you will establish to determine whether such digital assets are securities as defined in the Securities Act of 1933. Please also describe the internal processes you will establish to ensure that you are not facilitating, or causing you to engage in, transactions in unregistered securities.

No third party will mint the product offerings that BNC refers to as digital assets. As such, we have not implemented a process to determine whether a particular digital asset is a security.

•	Please tell us whether you will mint any of your own digital assets. Please identify the blockchain network on which the digital assets will be minted. To the extent it will be a third-party network, please describe the network and the risks and challenges related to relying on a third-party network.

We have not minted and do not have any plans to mint any cryptocurrencies or NFT’s.

•	Please describe any and all applicable laws and regulations relating to the minting and distribution of the digital assets.

We do not conduct any minting or distribution of the digital assets.

•	Please describe the risks relating to holding the digital assets, including any risks and challenges related to the storage or custody of the digital assets and the use of wallets.

As discussed above, while BNC refers to certain items as “digital assets,” that was perhaps a confusing choice on its part. As discussed, they are not securities, there is no wallet involved, BNC does not mint its own “digital assets” or accept crypto currency as payment for them.

Response No. 1. Please see responses beneath each bullet point above.

Risk Factors, page 15

Comment No. 2.    We note your disclosure on page 66 of your annual report filed April 16, 2024 that the legal test for determining whether a given digital asset is a security may “evolve over time” and that “the SEC's views in this area have evolved over time.” This disclosure is not appropriate in light of legal tests well-established by U.S. Supreme Court case law and Commission and staff reports, orders, and statements that provide guidance on when a crypto asset may be a security for the purposes of the U.S federal securities law. Please include this risk factor disclosure in an amendment to this S-1 and revise accordingly.

Response No. 2. We have revised this risk factor to comply with your Comment No. 2; please see page 41.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (949) 444-5464 or our President & General Counsel, Henry Nisser, at (646) 650-5044 or Henry@ault.com.

Very truly yours,
/s/ William B. Horne
William B. Horne Chief Executive Officer